Exhibit 99.3
Appointment of New Independent Director and Audit Committee Member
Mr. Yusheng Wang has been appointed as an independent director on the board of directors of the Company (the “Board”) and a member of the Board’s audit committee, effective on October 9, 2022. Mr. Wang is currently a member of China National Education Advisory Committee and the deputy director of Chinese Alliance of Science Popularization. Mr. Wang served as the director of China Science and Technology Museum from 2000 to 2006, and a deputy director, researcher (professor) and doctoral supervisor of the Institute for the History of Natural Science, Chinese Academy of Sciences from 1993 to 2000. Mr. Wang received a bachelor’s degree in mathematics from Sichuan Normal University in 1966, a master’s degree from the Graduate School of Chinese Academy of Sciences in 1981, and a PhD degree from Chinese Academy of Sciences in 1987.